Via Facsimile and U.S. Mail
Mail Stop 6010

September 16, 2008

Alex Stelmak
Chief Executive Officer and Director
Advanced Technologies Group, Ltd.
921 Bergen Avenue, Suite 405
Jersey City, New Jersey 07306

Re: **Advanced Technologies Group, Ltd.**
      Form 10-KSB for the Year Ended January 31, 2008
      File No. 000-30987

Dear Mr. Stelmak:

        We have reviewed your response of September 4, 2008 and have the following
additional comments. Please revise your Form 10-KSB for the year ended January 31,
2008 in response to our comments. If you disagree, we will consider your explanation as
to why our comment is inapplicable. Please be as detailed as necessary in your
explanation. After reviewing the information provided, we may raise additional
comments and/or request that you further amend your filing.

Form 10-KSB - January 31, 2008

Item 6. Management's Report On Internal Control Over Financial Reporting

1. Please expand your disclosure here to include your evaluation of disclosure controls
   and procedures as required by Item 307 of Regulation S-B. In doing so, please
   consider whether management's failure to provide the disclosure required by Item
   308T(a)(3) of Regulation S-B impacts its conclusions regarding the effectiveness of
   your disclosure controls and procedures as of the end of the fiscal year. In particular,
   please explain how you considered the definition of disclosure controls and
   procedures provided in Rule 13a-15(e), which indicates that effective controls and
   procedures would ensure that information required to be disclosed by the issuer is
   recorded, processed, summarized and **reported** within the time periods specified in
   the Commission's rules and forms. In addition, as discussed in Compliance and

Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its Exchange Act Reporting.

2. Regarding your Principal Executive Officer and Principal Financial Officer
    certifications under Item 601(b)(31) of Regulation SB, we again ask that you revise
    these certifications to include the introductory language of paragraph 4 and the
    language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review.   Please furnish
a letter that keys your responses to our comment and provide the requested information.
You should furnish the letter to us via EDGAR under the form type label CORRESP.
Please file the amended Form 10-KSB separately from the letter and do not file it under
the label CORRESP. Do not combine the two under the label CORRESP as done with
your last filing.

        Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Carlton
Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding
the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                    Sincerely,

                                                    Jim B. Rosenberg
                                                    Senior Assistant Chief
                                                    Accountant